SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated June 29, 2004

MEPC Limited

(Translation of Registrant’s Name into English)

4th Floor, Lloyds Chambers

1 Portsoken Street

London E1 8LW

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

Enclosure: MEPC Sells Factory Outlets

29 June 2004

MEPC Sells Factory Outlets

MEPC Limited announces that it has sold four factory outlets to funds under the management of Hermes at a total price of £205.8m. The sold properties are Clark’s Village, Street; Royal Quays, North Shields; Atlantic Village, Bideford and Lakeside Village, Doncaster.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEPC Limited

Date:	June 29, 2004	By:	/s/ Richard Harrold
		Name:	Richard Harrold
		Title:	Chief Executive